UNITED STATES
	    SECURITIES AND EXCHANGE COMMISSION
		   WASHINGTON, D.C. 20549

			FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
			ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

		Vault Financial Services, Inc.
	(Name of Small Business Issuers in its charter)


	    Nevada			               93-1249831
(State of other jurisdiction of	I.R.S. Employer Identification
incorporation or organization)	            Number



	7251 W. Lake Mead Blvd., Suite 300, Las Vegas, Nevada
	     (Address of principal executive offices)

			   89128-8351
			   (Zip code)


Issuer's Telephone Number: (702) 363-5577


Securities to be registered under section 12(b) of the Act:


Title of Each Class		Name on each exchange on which
To be so registered		Each class is to be registered


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 31,100,039 issued and outstanding as of the most recent practicable date.

TABLE OF CONTENTS

								Page
Part I

Item 1.
Description of Business				4

Item 2.
Management's Discussion and Analysis or
Plan of Operation					11

Item 3.
Description of Property				14

Item 4.
Security Ownership of Certain Beneficial
Owners and Management					14

Item 5.
Directors and Executive Officers, Promoters
and Control Persons					15

Item 6.
Executive Compensation					16

Item 7.
Certain Relationships and Related
Transactions						16

Item 8.
Description of Securities				16

Part II

Item 1.
Market Price of and Dividends on the
Registrant's Common Equity and Related
Stockholder Matters					18

Item 2.
Legal Proceedings					19

Item 3.
Changes in and Disagreements with Accountants	19

Item 4.
Recent Sales of Unregistered Securities		19

Item 5.
Indemnification of Directors and Officers	20

Part F/S

Item 1.
Financial Statements					21

Part III

Item 1.
Index to Exhibits					33

Signatures						34


Forward Looking Statements

Some of the statements contained in this Form 10-SB are not historical facts but rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involves risks and uncertainties. Caution should be exercised in regard to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

1.	Our ability to maintain, attract and integrate internal management,
	technical information and management information systems;
2.	Our ability to generate customer demand for our services;
3.	The intensity of competition; and
4.	General economic conditions.

Part I

We are filing this Form 10-SB on a voluntary basis to:

1.	Provide current, public information to the investment community;
2.	Expand the availability of secondary trading exemptions under the
	Blue Sky laws and thereby expand the trading market in our securities; and
3.	Comply with prerequisites for the listing of our securities on the
	NASD OTC Bulletin Board.

Item 1.     Description of Business

A.	Business Development and Summary

Vault Financial Services, Inc. ("VFS" or "the Company") has a principal business objective to provide a comprehensive suite of financial consulting services to companies, and the entrepreneurs that operate them. To address our clients' needs for information on capital formation, we plan to provide a comprehensive education to entrepreneurs in the area of capital formation, including various self-financing options available to new businesses. We may also provide clients with referrals to broker-dealers and banks for underwriting and investment banking services, as needed.

We plan to act as a conduit assisting our clients in procuring the following:

a)	Loans;
b)	Debt financing;
c)	Capital funding;
d)	Asset leasing; and/or
e)	Mergers & acquisitions.

VFS plans to also offer consulting services to our private and public company clients.

B.	Business of Issuer

(1)	Principal Products and Principal Markets

Business Development Network

We plan to increase our ability to service the needs of our client companies by leveraging the services of select companies in the financial, marketing, Internet, legal and business consulting industries. The business relationships we establish with these companies will collectively be known as our "business development network." By providing access to the services of our business development network, we will permit our clients to evolve more fully and effectively, while allowing them to focus on their respective core businesses.

By forming business relations with such companies we intend to offer our clients a network that has experience in solving the typical problems faced by new or struggling businesses. We also believe that a broad based alliance will enhance our exposure to additional potential clients.
Should we choose to expand this model, it may be used to assist in our own growth by allowing us to provide a variety of services to non-local clients without necessarily having to establish an office in that area. We have not yet established any business alliances.

On a case-by-case basis, we may enter into partnering or joint venture agreements with companies whose products or services lend themselves to our direct marketing strategies. We may also sponsor fee-based educational forums and seminars for "angel" investors on how to locate investment opportunities, analyze business plans, conduct effective "due diligence" examinations and otherwise evaluate potential investment opportunities.
We will continually evaluate and discuss potential acquisitions, investments and strategic alliances; however, we have no present commitments or agreements with respect to any of the foregoing.

Broker-Dealer Referral Services

To facilitate our consulting clients' needs for capital formation advice and services, we plan to develop relationships with broker-dealers to whom we may refer appropriate clients for the purpose of participating in underwritings, such as initial public offerings, post-IPO offerings, and private placements.

Our broker-dealer relationships will be delineated by written agreements. These agreements will not require VFS to refer a certain number or type of prospect and will not obligate the broker-dealer to undertake any underwriting or other commitment on behalf of a referred client.
The determination of whether or when to proceed with an offering on behalf of a referred client will be at the sole discretion of the broker-dealer, based on that firm's standards and procedures. VFS will have no role or discretion in this determination. Similarly, VFS will not receive a finder's fee or other compensation for our referrals, or share in any way in such underwriting compensation as may be paid to a broker-dealer by our client. VFS has entered into no such agreements.

Due Diligence Procedures for Mergers & Acquisitions

We will also consult our clients in the advantages of merging or, acquiring another company so that they are prepared to act should such an opportunity arise. Should a client's company prove to be viable with profit potential, we may assist in the acquisition and/or merger of one client's company with another client's company, if it is in the best interest of both companies. In such a case, we will ensure that all facts supporting such a decision are real and truthful by following carefully outlined due diligence procedures.

All potential acquisition candidate companies will be required to provide audited financial statements generated by a peer reviewed auditing firm and its efficacy verified by our auditing firm.

In most cases, one client's company will seek to acquire or merge with another of our client's company via a stock-for-stock exchange plus an additional cash payment from the acquiring client's company based upon the intrinsic value of the company to be acquired, market conditions, goodwill, etc.

Mergers and Acquisitions

Compensation: Introduction and facilitation of client with potential merger/acquisition entity: $25,000.00-$50,000.00 USD facilitation fee and/or a maximum of 4.9% equity position in the surviving company.
Expenses: Normal office expenses, travel and entertainment expense
(if necessary), salaries, etc. Costs are anticipated not to exceed 50% of revenue generated from all areas of operation.

Bank Financing Referral Services

We also plan to develop relationships with banks in order to further facilitate our clients financing needs. The banks we are looking to align ourselves with have lending protfolios that include real estate and commercial loans.

Revenue Strategy

VFS will provide their services in return for a combination of fees and equity. Different situations will mandate different percentage combinations of fees and equity.

Third party fees payable to VFS at the time of "closing" for the procurement services listed above will provide additional revenues to VFS.

VFS will charge its clients in the following manner:

a)	Loan and Debt Financing:
(i)	Application fees: $10,000-25,000 per application.
(ii)	Application dissemination fee: $150.00 per lender recipient.
(iii)	Loan coordination between client and lender(s): $150.00/hour.
(iv)	Loan completion fee: 2% of loan value upon funding.

b)	Capital Funding and:
(i)	Preparation of private & public offerings: $5,000.00-100,000.00
	depending on complexity and client needs.
(ii)	Preparation and review of client/Company business plans, financials,
	executive summary, etc.: $5,000.00-25,000.00.

c)	Asset leasing:
(i)	Arrangement of bona fide assets to be leased by client: 5% of the
	book value of the asset(s) leased by client.

d)	Mergers and Acquisitions:
(i)	Introduction and facilitation of client with potential
	merger/acquisitionentity: $25,000-50,000 facilitation fee and/or a maximum of 4.9% equity position in the surviving company.

e)	Consulting Services:
(i)	Various consultation services available depending on client needs:
	Ranging from $100.00-500.00/hour depending on staff required. $25,000.00 retainer and billed at the hourly rate agreed upon depending on staff required.

f)	Expenses:
(i)	Normal office expenses, travel and entertainment (if necessary),
	salaries, etc. Costs are anticipated not to exceed 50% of revenue generated from all areas of operation.

(2)	Distribution methods for our products

Marketing Strategy

1.	Referrals

A.	Periodic announcements will be made to a network of people and
	companies within the principals' circle of influence.
B.	VFS will look to its clients and potential clients to refer their
	contacts.

2.	E-Commerce

VFS will target new and existing businesses that need money for:

1.	Current operations;
2.	Growth; or
3.	Acquisitions.

Referrals

VFS plans to have the bulk of our clients come from referrals generated by the network of people and companies that VFS' principals have cultivated over many years.

E-Commerce

VFS will maintain an Internet presence via its website designed to solely provide an explanation of our services; and to handle peripheral inquiries expeditiously.

The website will not be used for accepting payments for services.
The anticipated budget for the web activities is approximately $3,500 for the 1st year.

The website address is:	http://www.vaultfinancial.com

(3) Status of any announced new products

VFS has no new products or services to announce at this time.

(4)	Industry background

We compete in a rapidly changing marketplace that is intensely competitive, and our ability to compete effectively depends on many factors. Because our business model blends management consulting, and finance, we will have potential competition in each of these areas, and there is no assurance that we will be successful in achieving our competitive goals.

As a finance and business-consulting firm, we will face considerable competition from a broad array of business consultants, management consultants, attorneys, and accountants. In addition to established management consulting businesses, such as Andersen Consultants, now Accenture, and KPMG Consulting, there are many smaller "boutique" management and marketing consultants from which we will also face intense competition.

New market entrants also pose a competitive threat to our business. We do not own any patented technology that precludes or inhibits competitors from entering the market in which we operate or from providing services and solutions similar to ours. Our competitors may develop or offer services or solutions that are superior to ours at a lower price.

We plan to use the Internet as an important component of our business, and will thus be subject to the intense competition and rapid technological change associated with the Internet.

Many of our potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than us. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions that could have a material adverse effect on our business, prospects, financial condition and results of operations.

It is our intention to expand our management and marketing consulting services to other major metropolitan areas in the United States. The time frame and extent to which we can accomplish this will depend upon our ability to generate revenue sufficient to conduct this expansion.

(5)	Raw materials and suppliers

VFS is neither a purchaser nor a supplier of raw materials.

(6)	Customers

As we are currently a development stage company, we do not at present have any customers. We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our future clients in order to continually improve our services.
Our goal is to become a leading provider of financial consulting services to companies, and the entrepreneurs that operate them. In addition, our future operating results may also fluctuate due to factors such as the gain or loss of significant clients and the pace of growth in the consulting industry.

(7)	Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration.

VFS does not currently hold patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, nor are there plans in the next 12 to 24 months to do so.

We cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our business violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights.
Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potential legal issues could have a material adverse effect on our business, financial condition or operating results.

(8)	Regulation

We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the industry.

(9)	Effect of existing or probable government regulations

We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

(10) Research and Development activities

VFS is not currently conducting, nor are there plans to conduct research and development activities. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies. As of the date of this filing, we have not incurred any Research and Development expenses.

(11) Employees

We have three full-time employees and no part-time employees. In order to prudently manage our treasury, we do not intend to pay a full salary to any of our executives at this time. Currently, there are labor agreements between VFS and our employees. We believe that our relations with our employees are good. Geoffrey Levy, President, Paul Gastwirth, Secretary and Joe Spada, Treasurer currently have employment contracts with the Company (see exhibits 10b, 10c and 10d). All three contracts were dated April 16, 2003 and are for a term of five years from the date of the contract.

(12) Dependence on Key Personnel

The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our President/CEO and Treasurer/CFO and our Secretary. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations.

Item 2.     Management's Discussion and Analysis or Plan of Operation

A.	Management's Plan of Operation

(1)	Vault Financial Services, Inc. is considered a development stage company.
We have had no revenue, and activities since our inception have been devoted primarily to raising capital and preparing a business plan. We have begun to focus on developing the market for our financial consulting services. As a result, we are a development stage enterprise as defined by SFAS 7. There was no activity for the fiscal year ended December 31, 2002. Accordingly, our auditors have issued a comment regarding our ability to continue as a going concern (please refer to the footnotes to the financial statements).
Management intends to use capital and debt financing as needed to supplement the cash flows generated by the sale of our services. Our fixed and variable expenses and our ability to control them are as follows:

Classification		Fixed / Variable		Ability to Control

Employee Wages
and Benefits		Salary = Fixed
				Hourly = Variable	Can reduce through lay off
								of personnel or outsourcing
								certain processes
Subcontractor Expense	Fixed			Can reduce through
								discontinuation or
								restructuring of agreements
Accounting and Legal
Expenses			Variable			Will increase as Company
								becomes fully reporting
Utilities			Variable			May fluctuate due to
								seasonality
Business Insurance	Fixed			Will increase when 'Key Man"
								life insurance is obtained
Material Costs		Variable			Can control through the use
								of large-scale purchase
								agreements for paper and ink.
Misc. Office Supplies
& Shipping			Variable			Can control through reduced
								office supply requisitions,
								negotiating alternative
								shipping solutions

To date, our efforts have been primarily focused on developing demand for our services, implementing our business strategy and raising working capital through equity financing. Our ability to generate revenues is primarily dependent upon our ability to cost-effectively and efficiently develop and market our services. Our priorities for the next six to twelve months of operations are to:

1.	Implement a marketing strategy to reach target markets;
2.	Develop and strengthen strategic relationships;
3.	Respond to competitive developments; and
4.	Establish our brand identity.

The Company to date has diligently been following a course of implementation of its business plan. We have raised capital through a Reg. D, 504 Offering. We are actively building our client base via business contacts through management's existing client and contact base.

The Company plans on driving clients to our website (www.vaultfinancial.com) for services to gain exposure and potential revenue via search engine optimization. We will generate potential clients via public relations and trade publications.

We believe our total current assets of $99,325 as of January 31, 2004, plus projected cash flows, will provide sufficient capital to implement our plan to provide financial consulting services to companies. Our current monthly operating expense is less than $2,000, exclusive of management's salaries, which will not be paid until we begin generating revenue sufficient to pay such salaries. In the first half of 2004, we expect to implement our business strategy. We will actively build our client base via business contacts developed through management's existing client/contact base.
We will drive clients to our website for services and gain exposure and potential revenue via search engine optimization.

(2)	  Our total expenses for the period from June 19, 2003 (inception) to
January 31, 2004 were $50,919, of which 100% were general and administrative. The following table quantifies the components that comprise our general and administrative expenses for this period:

DESCRIPTION					 AMOUNT
Legal and Professional Fees			$21,994
Printing Costs (Marketing Materials)	$ 2,500
Wages and Salaries				$  0.00
Rent Expense					$  0.00
Administrative Expenses			$26,425
Taxes						$  0.00
Total General and Administrative
Expenses						$50,919

Our net loss for the period from June 19, 2003 (inception) to January 31, 2004 was $45,921. We believe funds received from our common stock offering plus our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months.

We had a net increase in cash during the period from inception June 19, 2003 to January 31, 2004 of $99,325. Net cash used in operating activities totaled $50,919 for the period ended January 31, 2004. Net cash used in investing activities totaled $0.00 for the period ended January 31, 2004.
Net cash provided by financing activities totaled $111,550 for the period ended January 31, 2004. This is primarily attributable to generating $111,450 from sales of common stock. At January 31, 2004, the Company's cash, which includes cash reserves and cash available for investment, was $99,325.

We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

Limited Operating History

We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the financial consulting industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control.
We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

Need for Additional Financing

We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our current cash on hand along with expected operating cash flow will be sufficient to meet our operating expenses for at least the next 12 to 24 months.

Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

The Market

Technological change, continuing process development and an unexpected increase in interest rates may affect the markets for our services. Our success will depend, in part, upon our continued ability to provide quality financial consulting services that meet changing customer needs, successfully anticipate or respond to technological changes in technological processes on a cost-effective and timely basis and enhance and expand our client base. Current competitors or new market entrants may provide services superior to ours that could adversely affect the competitive position of our Company.
Any failure or delay in achieving our priorities for the next six to twelve months of operations as stated in the Revenue Strategy section, could have a material adverse effect on our business, future results of operations and financial condition.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

From June 19, 2003 (inception) to January 31, 2004, we have yet to generate revenue. As a development stage business development network firm, our revenue will be derived from the sale of services. We hope in subsequent years to be able to expand our revenues by both entering other geographic markets and diversifying the subject matter of our textbooks. In addition, we are in the process of developing our Web site to provide value-added services such as sponsor search and ordering capabilities that we hope will enhance and grow our revenue on a consistent basis.

Plan of Operation

Overview

Vault Financial Inc.'s business is the provision of procurement services for its clients. The procurement services include loans, debt financing, capital funding, asset leases and mergers and acquisitions. In addition, consulting services will be provided to public and private companies.

By targeting new and existing small to medium business that need capital for growth, acquisitions and current operations, Vault will try to fulfill the needs of these companies.

Vault provides its services in return for fees and, in certain instances, an equity position in the target company. There are also occasions where third-party fees may be due Vault at the time of "closing" a procurement service.

The Company's auditors have issued a going concern opinion based upon their due diligence and auditing procedures. They are well acquainted with the current status and the intended plan of action. It is anticipated that the current auditors will continue to be retained in the future. They stated
"The financial statements of Vault Financial Services Inc. are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has just commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations provide adequate cash flow. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern".

All of the expenses thus far incurred by the Company have been in the research and development areas. Minor expenses have been incurred in pursuit of sales or other revenues to date.

Cash Requirements

The Company plans to offer up to 1,000,000 shares of its common stock for sale to the public via private placement memoranda to raise $100,000.00. This amount is required to allow the Company to pursue business with its target market and pay salaries to its staff and provide working capital and reserves. Officers are foregoing salaries until such a time as revenue can support the salaries.

There is no guarantee that the Company will be successful in its attempt to raise the $100,000.00, which is required in order to have adequate operating capital.

There is no guarantee that the Company will be successful in its marketing and sales endeavors and, as a result, may never be self-sustaining.

Vault Financial Services Inc. will pursue acquisitions and joint ventures with existing businesses throughout the world with an emphasis on North American companies. It is management's plan to expand enough so that no single sector will be responsible for the success or failure of the Company.

Product Research And Development

Research leading to the concept of the Company has been done. Numerous interviews with potential clients' key executives have been conducted. The Company will attempt to position itself to be the provider of the services required to fulfill the needs similar companies. The development phase will consist of marketing and selling the services needed by existing and future clients.

Future research and development will be devoted to expansion of the client base.

Expected Purchases Of Plant And Equipment

The Company does not plan to spend money on plant and equipment.

Expected Changes In The Number Of Employees

Over the next six months the number of employees will rise. The Company expects to have approximately 10 full and part-time employees within the next six months.

There is no guarantee that the Company will employ any of the employees discussed above.

Items Affecting Comparability

Vault Financial Inc. has not yet had any revenues. There is no comparability at this time.

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." We adopted SFAS No. 123 in 2004. We have elected to measure compensation expense for our stock-based employee compensation plans (when adopted) using the intrinsic value method prescribed by APB Opinion 25, "Accounting for Stock Issued to Employees."

We will value our stock, stock options, and warrants issued to non-employees at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Due to our status as a developmental stage company, there is substantial doubt about our ability to continue as a going concern. We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow and the funds raised from our public offering of common stock will be sufficient to meet our operating expenses for at least the next 12 to 24 months.

Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Revenue Recognition

We expect our primary source of revenue to come from the fees received from our financial consulting services. Revenue will be recognized according to GAAP, which generally records revenue upon publication and/or delivery of the books.

Recent Accounting Pronouncements

Accounting for Business Combinations

In July 2001 the FASB issued Statements No. 141, Business Combinations
(SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. We adopted the new standards on January 1, 2004; the adoption did not have an effect on our financial statements.

Asset Retirement Obligations

In July 2001 the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted the new standard on January 1, 2004; the adoption did not have an effect on our financial statements.

Impairment or Disposal of Long-Lived Assets

In August 2001 the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 clarifies the accounting for the impairment of long-lived assets and for long-lived assets to be disposed of, including the disposal of business segments and major lines of business. We adopted the new standard on January 1, 2004; the adoption did not have an effect on our financial statements.

Item 3.     Description of Property

A.	Description of Property

Our headquarters and facilities are located at 7251 W. Lake Mead Blvd., Ste. 300, Las Vegas, NV 89128. Our secretary maintains offices at this location and has granted the use of office space and services to the Company at no cost until such time as the company generates revenue and secures its own office space. Currently, management believes that the office provides sufficient workspace to commence with our initial operations.
Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized.

B.	Investment Policies

Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

Item 4.     Security Ownership of Certain Beneficial Owners and Management

A.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of the most recent practicable date, certain information regarding the beneficial ownership of our common stock by
(a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

Name and			 	   Shares
Address			       Beneficially 		      Percentage of
		      		  Owned     Consideration   Shares Outstanding
Fasttraxx Management Co. LLC
2251 N. Rampart Blvd., Ste 323
Las Vegas, Nevada 89128-7640   27,000,000   27,000,000 @
					  	      $0.001 per share     89.70
Total ownership by our
officers and directors
(two individuals)1	       27,000,000	               89.70

NOTE TO PRINCIPAL SHAREHOLDERS:

1 The member manager of Fasttraxx Management Co. LLC is Fasttraxx Holding Corporation of which Geoffrey Levy and Paul Gastwirth have 100% ownership.

B.	Persons Sharing Ownership of Control of Shares No person other than
Geoffrey Levy and Paul Gastwirth owns or shares the power to vote five percent (5%) or more of Vault Financial Services, Inc. securities.

Item 5.     Directors and Executive Officers, Promoters and Control Persons

A.	Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

Name			Age		Position				Term

Geoffrey Levy     48		President/CEO and Director  April 16, 2005

Paul Gastwirth    62          Secretary/COO and Director  April 16, 2005

Joe Spada         60          Treasurer, CFO and Director April 16, 2005

B.	Work Experience

Geoffrey Levy, President, Chief Executive Officer and Director - has spent his business life marketing precious metals and gems internationally to commercial accounts, which he personally developed. Mr. Levy traveled to Southern Africa, Israel, Europe and the Far East while engaged in the wholesale diamond business for over 15 years. For the past 10 years he has been a leading dealer in the Australian pearl business, purchasing yearly crops from Australian pearl farmers and selling them to upscale wholesalers and retailers throughout the world.

Paul Gastwirth, Secretary, Chief Operating Officer and Director - has been involved in the financial sector for the past 32 years providing financial solutions and advice to international clients. Mr. Gastwirth was the CEO of Kommar International Corp. (Hong Kong) where he led the company from its inception to a multi-million dollar per year revenue commodity marketing company while employing only 35 people (1970-1985). During ensuing years he was an asset management consultant to clients throughout the world. Most recently, Mr. Gastwirth has been the President and CEO of Independent
Global Financial Services Ltd., a private company specializing in asset rentals and enhanced credit facilities for individuals and companies worldwide.

Joe Spada, Treasurer, Chief Financial Officer and Director - is a finance and operations professional with an MBA and over 20 years diverse experience. Mr. Spada possesses money management skills and expertise in general management including computerization, material control, personnel, and production and customer relations. Mr. Spada has experience in reducing expenses and increasing profits from previous employment opportunities and in perfoming within a high-pressure environment.

Mr. Spada has been the Finance Director for Sprint, VP of Finance for Balkancar North America, Senior VP of Finance and Administration for National Theme Productions and VP of Administration and Finance for Trihawk, Inc., a Harley-Davidson subsidiary.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

We currently have organized labor agreements between Vault Financial Services, Inc. and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. The following table sets forth the annual executive compensation.

Name		  	Capacities in which
			Remuneration was Recorded   	Annual Compensation 1, 2

Geoffrey Levy   	President, Chief Executive
			Officer and Director			$ 99,000

Paul Gastwirth 	Secretary, Chief Operating
			Officer and Director			$ 99,000

Joe Spada		Treasurer, Chief Financial
			Officer and Director			$ 75,000

Footnotes to Executive Compensation:

1.	Management's base salaries can be increased by our Board of Directors based on the attainment of financial and other performance guidelines set by our management. Our Board of Director members will serve until the next annual meeting of the stockholders and until their successors is duly elected and qualified, unless earlier removed as provided in our Bylaws. Executive officers serve at the pleasure of the Board of Directors.

2.	As of the date of our initial formation and incorporation in the State of Nevada, our officers and directors have not received a salary. They have agreed to post-pone payment of salaries until such time as our cash flow and financial performance are able to support the payment of salaries. These salaries will not accrue.

Compensation of Directors

There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its Directors in the future.

Item 7.	Certain Relationships and Related Transactions

There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

The authorized capital stock of our Company consists of 100,000,000 shares of common stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, and the Amendment to our Articles of Incorporation, which are included as exhibits to this document and by the provisions of applicable law.

Common Stock

As of the most recent practicable date, the Company has 31,100,039 shares of common stock issued and outstanding. As a holder of our common stock:

(a)	you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
(b)	you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
(c)	you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
(d)	you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
(e)	your shares are fully paid and non-assessable.  Additionally, there is no cumulative voting for the election of directors.

Nevada Anti-Takeover Provisions

The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Vault Financial Services, Inc. Section 78.438 of the Nevada law prohibits us from merging with or selling Vault Financial Services, Inc. or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Vault Financial Services, Inc. shares, unless the transaction is approved by the Board of Directors of Vault Financial Services, Inc. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Vault Financial Services, Inc.

Part II

Item 1.     Market Price of and Dividends on the Registrant's Common Equity
		and Related Stockholder Matters

A.    Market Information

Our common equity is currently quoted on the Pink Sheets under the symbol "VLFS" and commenced trading July 31, 2003. Below is a table that gives the high and low sales price for each quarter beginning with the quarter beginning July 1, 2003:

				HIGH			LOW
2003
Third Quarter		2.50			2.50
Fourth Quarter		2.50			 .12

Our common equity is not subject to outstanding warrants, nor is there options outstanding on our common equity. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

There are currently 3,000,000 shares of our common stock which are freely tradable and which are held of record by 93 individuals. The remaining 28,100,039 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates", which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock.
As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

As of the January 31, 2004, we have 185 stockholders of record.

C.    Dividends

We have not paid cash dividends on our Common Stock and do not intend to pay any cash dividends for the foreseeable future.

D.    Reports to Shareholders

We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Vault Financial Services, Inc., with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.    Transfer Agent and Registrar

PublicEase of Las Vegas, Nevada is currently the transfer agent-registrar for all common stock issued and has been since inception.

Item 2.     Legal Proceedings

We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

Our independent accountant is Chavez & Koch, CPAs. During the prior two years, neither the Company nor anyone on its behalf consulted Chavez & Koch, CPAs regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Chavez & Koch, CPAs provided to the Company a written report or oral advice regarding such principles or audit opinion. We have had no disagreements with our independent accountant.

Item 4.     Recent Sale of Unregistered Securities

Common Stock

On May 6, 1968, we were incorporated under the laws of the State of Nevada as Arizona Nevada Gold-Copper and Silver Mining Company. We are authorized to issue 100,000,000 shares of common stock, par value $0.001.

On July 19, 2003 Vault Financial Services Inc. was acquired by Home Finance Centers, Inc. (f/k/a Arizona Nevada Gold-Copper and Silver Mining Company), which subsequently changed its name to Vault Financial Services Inc.

At a meeting of the Board of Directors on August 13, 2003, it was resolved that the Company issue 26,100,039 shares of its common stock shares to its shareholders pursuant to a stock split.

On November 21, 2003, the Company issued 1,000,000 shares of $.001 par value common stock to Fastraxx Holding Corporation, a majority shareholder of the Company, for $100,000.00 cash.

On November 21, 2003, Fastraxx Holding Corporation transferred its 27,100,039 shares of Vault Financial Services to Fastraxx Management Co. LLC.

The above referenced issuances transacted were made in accordance with Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration transactions by an issuer not involving a "public offering."

During December 2003, we completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. We sold 3,000,000 shares of our $0.001 par value common stock at a price of $0.01 per share to 93 individuals for total cash of $11,450.

For our offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:

1.	We were pursuing a specific business plan, and were not a blank check or "Shell" company;

2.	For the period of 12 months prior to the sale, we had raised less than
$1,000,000 from the sale of our securities; and

3.	At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.

Item 5.     Indemnification of Directors and Officers

Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751, we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit.
Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests.
In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

Part F/S  Item 1.


		VAULT FINANCIAL SERVICES, INC.

		(A Development Stage Company)

		 AUDITED FINANCIAL STATEMENTS

	    JANUARY 31, 2004 AND DECEMBER 31, 2003



CONTENTS


INDEPENDENT AUDITORS' REPORT


FINANCIAL STATEMENTS:

Balance Sheets 						1


Statements of Operations 				2


Statement of Changes in Stockholders' Equity	3


Statements of Cash Flows				4


NOTES TO FINANCIAL STATEMENTS			5-8



INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Vault Financial Services, Inc.

We have audited the accompanying balance sheets of Vault Financial Services, Inc. (A Development Stage Company) (a Nevada Corporation) as of January 31, 2004 and December 31, 2003 and the related statements of operations, cash flows, and changes in stockholders' equity for the month ended January 31, 2004 and for the period June 19, 2003 (date of inception) to January
31, 2004 and December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vault Financial Services, Inc. as of January 31, 2004 and December 31, 2003, and the result of its operations and its cash flows for the month ended January 31, 2004 and for the period June 19, 2003 (date of inception) to January 31, 2004 and December 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 5, certain conditions raise substantial doubt about whether the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.


						Chavez & Koch, CPA's

February 25, 2004
Henderson, Nevada



		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
			BALANCE SHEETS
	AS OF JANUARY 31, 2004 AND DECEMBER 31, 2003

				        1/31/2004		12/31/2003

			ASSETS

CURRENT ASSETS
  Cash				  $  99,325 		$   99,908
    Total current assets           99,325                 99,908

    Total assets                $  99,325 		$   99,908


	LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable	        $  15,144		$   12,914
  Loan payable - related party         -                   1,115
  Loan from shareholder               100                    100
    Total current liabilities      15,244                 14,129

    Total liabilities              15,244                 14,129


STOCKHOLDERS' EQUITY
  Common stock, $0.001 par value,
   100,000,000 shares authorized
   30,102,039 and 27,102,039 shares
   issued and outstanding at January
   31, 2004 and December 31, 2003,
   respectively                     30,102                27,102

  Additional paid in capital        99,900                72,900
  Deficit accumulated during
  development stage                (45,921)              (14,223)
   Total stockholders' equity       84,081                85,779

   Total liabilities and
   stockholders' equity 	   $  99,325              $ 99,908



		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
		   STATEMENTS OF OPERATIONS
		FOR MONTH ENDED 1/31/2004 AND
FOR THE PERIOD 6/19/2003 (DATE OF INCEPTION) TO 12/31/2003
		      AND 1/31/2004


									Inception to
		  		1/31/2004		12/31/2003	  1/31/2004

REVENUES			$     -		$    4,998	$     4,998

EXPENSES
  General and
   administrative          31,698           19,221           50,919
  Depreciation                -                -                -
    Total expenses         31,698           19,221           50,919

OPERATING LOSS            (31,698)         (14,223)         (45,921)

NET LOSS                $ (31,698)      $  (14,223)     $   (45,921)

Weighted average number
 of shares outstanding 28,650,426       18,971,020       20,298,726

Net loss per basic and
 diluted share          $   (0.00)      $    (0.00)     $     (0.00)



		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
	STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR JUNE 19, 2003 (DATE OF INCEPTION) TO January 31, 2004

					Additional	Accumulated	 Total
					 Paid-in   Deficit During Stockholders'
			Shares Value Capital     Dev. Stage       Equity

Balance at
June 19, 2003    96,977  $  97  $ (97)     $    -       $     -

Stock issued
August 6, 2003   2,665       3     (3)          -             -

Stock issued
August 13,
2003	   	26,000,000  26,000 (26,000)         -             -

Stock issued
August 28,
2003               167    -          -          -             -

Stock issued
August 29,
2003                24    -          -          -             -

Stock issued
September 5,
2003                 3    -          -           -             -

Stock issued
September 9,
2003                 3    -          -           -             -

Stock issued
September 11,
2003                21    -          -           -             -

Stock issued
September 12,
2003               179    -          -            -             -

Issued for cash
November 21,
2003         1,000,000  1,000     99,000          -         100,000

Net loss
November 30,
2003               -      -          -         (8,793)       (8,793)

Balance at
November
30, 2003    27,100,039 27,100     72,900       (8,793)       91,207

Issued for assets
December
31, 2003         2,000      2        -            -               2

Net loss
December
31, 2003           -      -          -         (5,430)       (5,430)

Balance at December
31, 2003    27,102,039 27,102     72,900      (14,223)       85,779

Issued for cash
January
15, 2004     1,145,000  1,145     10,305          -          11,450

Issued for services
January
15, 2004     1,855,000  1,855     16,695          -          18,550

Net loss
January
31, 2004           -      -          -        (31,698)      (31,698)

Balance at
January
31, 2004    30,102,039 $30,102  $ 99,900  $   (45,921)    $  84,081
2003


		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
		  STATEMENTS OF CASH FLOWS
		FOR MONTH ENDED 1/31/2004 AND
 FOR THE PERIOD 6/19/2003 (DATE OF INCEPTION) TO 12/31/2003
		      AND 1/31/2004

							Inception to
			1/31/2004	12/31/2003	 1/31/2004

CASH FLOWS FROM
OPERATING ACTIVITIES
Net loss             $  (31,698)      $  (14,223)     $   (45,921)

Adjustments to reconcile
 net income to net cash
 provided by (used in)
 operating activities:
  Revenue paid with
   assets                     -             (4,998)          (4,998)
  Stock issued for
   services                18,550            5,000           23,550
  Increase (decrease) in:
   Accounts payable         2,230           12,914           15,144

Net cash provided by
 (used in) operating
 activities               (10,918)          (1,307)         (12,225)

CASH FLOWS FROM
FINANCING ACTIVITIES
  Loan payable -
   related party           (1,115)           1,115              -
  Loan from shareholder       -                100              100
  Proceeds from stock
   issuance                11,450          100,000          111,450
  Net cash provided by
   (used in) financing
   activities              10,335          101,215          111,550

  Net increase (decrease)
   for period                (583)          99,908           99,325

  Net cash beginning
   of period               99,908              -                 -

  Net cash end of
   period                $ 99,325         $ 99,908         $ 99,325


Supplemental disclosures:
  Interest paid          $    -           $    -           $     -
  Taxes paid             $    -           $    -           $     -


		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
		NOTES TO FINANCIAL STATEMENTS
	  JANUARY 31, 2004 AND DECEMBER 31, 2003

NOTE 1  ORGANIZATION AND PURPOSE

Organization and Purpose

Vault Financial Services, Inc. (a Nevada Corporation) (fka World Wide
Indoor Karting, Inc. and Home Financing Centers, Inc.) was incorporated on May 6, 1968. The Company was inactive until an agreement dated June
19, 2003. Under the agreement, the Company acquired the outstanding shares of World Wide Indoor Karting, Inc. and at that point created a formal business purpose. Vault Financial Services, Inc.'s business purpose is to offer procurement services to include the following; loans, debt financing, capital funding, asset leasing mergers and acquisitions, and consulting services to private and public companies.
In February of 2002 the Company filed form 15-12G with the SEC, terminating its registration. Subsequently all of the Company's assets and liabilities were liquidated and the Company ceased operations. The Company maintained its active status with the State of Nevada and in June 19, 2003 acquired and changed its name to Vault Financial Services, Inc.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The policy of the Company is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.
Cash and Cash Equivalents Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.
Prepaid expenses The Company amortizes prepaid expenses over a period equivalent to the term of commitment. There were no prepaid expenses for the period ended January 31, 2004.


		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
	  NOTES TO FINANCIAL STATEMENTS (CONTINUED)
	   JANUARY 31, 2004 AND DECEMBER 31, 2003

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost. Ordinary maintenance and repairs are charged to expense as incurred and costs that materially increase the life of the assets are capitalized. For the period ended November 30, 2003, the Company had no capitalized assets.

Earnings Per Share Calculations

Basic and diluted earnings per common share ("EPS") are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The weighted-average number of common shares outstanding for computing basic and diluted EPS was 28,650,426 for the month ended January 31, 2004 and 18,971,020 and 20,298,726 for the period June 19, 2003 to December 31, 2003 and January 31, 2004, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As of January 31, 2004, the Company's basic and diluted EPS were the same.

Revenue

The Company is in the process of developing and implementing accrual based revenue recognition policies.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

Advertising

Advertising costs are to be expensed when incurred. There were no advertising costs for the periods ended January 31, 2004 and December 31, 2003.

		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
	 NOTES TO FINANCIAL STATEMENTS (CONTINUED)
	  JANUARY 31, 2004 AND DECEMBER 31, 2003


NOTE 3  STOCKHOLDERS' EQUITY

On November 21, 2003, the Company issued 1,00,000 shares of $.001 par value common stock to Fastraxx Holding Corporation, a majority shareholder of the Company, for $100,000 cash.

On December 31, 2003 the Company issued 2,000 shares of $.001 par value common stock to the shareholder (Fastraxx Holding Corporation) of Stanley Allan Group, Inc. in exchange for the 2,000 shares of Stanley Allan Group, Inc.'s outstanding shares. Also, on December 31, 2003, the Company received 4,998,000 shares of Stanley Allan Group, Inc. in exchange for services the Company performed for Stanley Allan Group, Inc. These services were valued at $4,998.

On January 15, 2004, the Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 3,000,000 shares of its $0.001 par value common stock at $0.01 per share to outside investors. Of the total number of shares, 1,145,000 shares were issued in exchange for cash in the amount of $11,450. Of the total cash received, $1,145 is considered common stock and $10,305 is considered additional paid-in capital. The remaining 1,855,000 shares were issued in exchange for services related to the 504 offering in the amount of $18,550 of which $1,855 is considered common stock and $16,695 is considered additional paid-in capital.

NOTE 4 - RELATED PARTY TRANSACTIONS

A shareholder of the Company loaned the Company $100 for the purposes of opening a bank account with Wells Fargo. There have been no terms established as of January 31, 2004 for the repayment of the loan.
The Company had a loan payable to Independent Global Financial Services, Ltd. in the amount of $1,115 at December 31, 2003 for consulting, audit and filing fees. As of January 31, 2004 this balance was $0. For the month ended January 31, 2004, the Company paid Independent Global Financial Services, Ltd. $10,360 for services rendered in connection with the 504 offering referred to in note 3. Independent Global Financial Services, Ltd.'s president is the President and CEO of Fastraxx Holding Corporation, a majority shareholder of the Company.

		VAULT FINANCIAL SERVICES, INC.
		(A Development Stage Company)
	 NOTES TO FINANCIAL STATEMENTS (CONTINUED)
	  JANUARY 31, 2004 AND DECEMBER 31, 2003

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations commence.
These reasons raise substantial doubt about the company's ability to continue as a going concern.

Part III

Item 1.		Index to Exhibits


Exhibit Number	Name and/or Identification of Exhibit

   3			Articles of Incorporation & By-Laws

			(a) Articles of Incorporation filed June 19, 1968. Incorporate by reference to the Company's SB-2 filed September 1, 2000.

			(b) Amended Articles of Incorporation.
			Incorporated by reference to the Company's SB-2 filed
			September 1, 2000.

			(c) By-Laws of the Company adopted May 20, 1998. Incorporated by reference to the Company's SB-2 filed September 1, 2000.


   10		Material Contracts

			(a) Material Agreement between Vault Financial Services Inc.
			and Excelsior Management, LLC dated December 22, 2003.

			(b) Employment Contract between Vault Financial Services Inc. and Geoffrey Levy.

			(c) Employment Contract between Vault Financial Services Inc. and Paul Gastwirth.

			(d) Employment Contract between Vault Financial Services
			Inc. and Joe Spada.


   99.1		Certification under Section 906 of the Sarbanes-Oxley Act
			(18 U.S.C. SECTION 1350)


Item 2.		Description of Exhibits

Exhibit Number	Name and/or Identification of Exhibit


   3			Articles of Incorporation & By-Laws

			(a) Articles of Incorporation filed June 19, 1968. Incorporated by reference to the Company's SB-2 filed September 1, 2000.

			(b) Amended Articles of Incorporation. Incorporated by reference to the Company's SB-2 filed September 1, 2000.

			(c) By-Laws of the Company adopted May 20, 1998. Incorporated by reference to the Company's SB-2 filed September 1, 2000.


   10		Material Contracts

			(a) Material Agreement between Vault Financial Services
			Inc. and Excelsior Management, LLC dated December 22, 2003.

			(b) Employment Contract between Vault Financial Services Inc. and Geoffrey Levy.

			(c) Employment Contract between Vault Financial Services Inc. and Paul Gastwirth.

			(d) Employment Contract between Vault Financial Services Inc.
			and Joe Spada.


   99.1		Certification under Section 906 of the Sarbanes-Oxley Act
			(18 U.S.C. SECTION 1350)


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Vault Financial Services, Inc.
(Registrant)

Date:  March 2, 2004


By:/s/Geoffrey Levy
Geoffrey Levy
President/CEO


Item 3.		Exhibits

3 			(a)	Articles of Incorporation:

			Articles of Incorporation filed June 19, 1968. Incorporated by reference to the Company's SB-2 filed September 1, 2000.

3 			(b)	Amended Articles of Incorporation:

			Amended Articles of Incorporation incorporated by reference to the Company's SB-2 filed September 1, 2000.

3 			(c)	By-Laws:

			By-Laws of the Company adopted May 20, 1998.
			Incorporated by reference to the Company's SB-2 filed
			September 1, 2000.

10(a)		FINANCIAL CONSULTING SERVICES AGREEMENT

This Financial Consulting Services Agreement (the "Agreement") is entered into on this 22nd day of December 2003 by and between Excelsior Management, LLC ("Consultant"), a Nevada limited liability company and Vault Financial Services Inc. ("Client"), a Nevada corporation, with references to the following:

RECITALS

A.	The Client desires to be assured of the association and services of the Consultant's experience, skills, abilities, knowledge and background to facilitate long range strategic planning, and to advise the Client in business and/or financial matters and is therefore willing to engage the Consultant upon the terms and conditions set forth herein. Client is engaged in the design, source and marketing of high quality apparel business (the "Clients Business"):

B.	The Consultant agrees to be engaged and retained by the Client and upon the terms and conditions set forth herein:

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Engagement.  Client hereby engages Consultant on a non-exclusive basis, and Consultant hereby accepts the engagement to become a financial consultant to the Client and to render such advice, consultation, information, and services to the Directors and/or Officers of the Client regarding general financial and business matters including, but not limited to:

A.	Mergers and acquisitions advisory, reorganization, reverse mergers, divestures, and capital sources, due diligence studies; and

B.	Capital structures, banking methods and systems, financial transactions,
and

C.	Periodic reporting as to developments concerning the general financial markets and public securities markets and industry which may be of interest or concern to the Client or the Client's business; and

D.	Broker/dealer and institutional investor relations for Client.

2. Investment Banking Services. Client hereby engages Consultant on an exclusive basis, and Consultant hereby accepts the engagement to become a financial consultant to the Client and to render such advice, consultation, information, and services to the Directors and/or Officers of the Client regarding general financial and business matters including, but not limited to:

A.	Assist and guide the Clients effort in the preparation and filing a
$3,000,000.00 registration of its common stock.

B.	Locate sources of capital through Consultant's financial contacts for private placement of Client's common stock.

3.	 Additional Services.  In conjunction with this Agreement, Consultant shall also assist Client with the following:

A.	Assist in filing corporate name change, obtaining new CUSIP number and new NASDAQ BB stock symbol.

B.	Assist corporate counsel (if requested) in the preparation and EDGARizing the corporation's form 8-K with regard to the recent and future changes in management, changes in equity structure, etc.

4.	Term.  The term ("Term") of this Agreement shall commence on the date hereof and continue for Twelve (12) months. The Agreement may be extended upon agreement by both parties upon terms and conditions agreed to by the parties, unless or until the Agreement is terminated. Either party may cancel this Agreement upon five days written notice in the event either party violates any material provision of this Agreement and fails to cure such violation within five (5) days of written notification of such violation from the other party. Such cancellation shall not excuse the breach or non-performance by the other party or relieve the breaching party of its obligation incurred prior to the date of cancellation. Client is aware that Consultant has no power or control of the approval of Client's registration. It is expected by both parties that filings will be made within ninety days and approval within six months.

5.	Compensation and Fees.  As consideration for Consultant entering into this Agreement, Client shall pay Consultant the following:

A.	One Million Five Hundred Thousand Shares of Unrestricted Stock.
Consultant and Company agree the compensation is $15,000.00 in payment for services in advance for the entire term of said contract. Consultant agrees to immediately accept a lump sum of 1,000,000 shares of unrestricted stock in lieu of $10,000.00 cash. The shares will be issued in conjunction with the current 504 Offering. The Shares, when issued to consultant, will be duly authorized, validly issued and outstanding, fully paid and non-assessable, free trading and will not be subject to any liens or encumbrances and be valued at .001 cents per share.

B.	Expenses incurred by Consultant including but not limited to; filing fees, audit and legal fees, transfer agent fees, printing, postage, FedEx, web site construction and maintenance, public relations fees, CUSIP, Standard & Poor's or any other cost that Consultant might incur on behalf of Client. Reimbursement for expenses will be due each month as invoiced.

6.	Exclusivity, Performance, Confidentiality. The services of Consultant hereunder shall not be exclusive, and Consultant and its agents may perform similar or different services for other persons or entities whether or not they are competitors of Client. Consultant shall be required to expend only such time as is necessary to service Client in a commercially reasonable manner. Consultant acknowledges and agrees that confidential and valuable information proprietary to Client and obtained during its engagement by the Client, shall not be, directly or indirectly, disclosed without the prior express written consent of the Client, unless and until such information is otherwise known to the public generally or is not otherwise secret and confidential.

7.	Independent Contractor.  In its performance hereunder, Consultant and its Agents shall be independent contractors. Consultant shall complete the services required hereunder according to his own means and methods of work, which shall be in the exclusive charge and control of Consultant and which shall be subject to the control or supervision of Client, except as to the results of the work. Client acknowledges that nothing in this Agreement shall be construed to require Consultant to provide services to Client at any specific time, or in any specific place or manner. Payments to Consultant hereunder shall not be subject to withholding taxes or other employment taxes as required with respect to compensation paid to an employee.

8.	Miscellaneous.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision and no waiver shall constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all parties. This Agreement constitutes the entire agreement between the parties and supersedes any prior agreements and negotiations. There are no third party beneficiaries of this Agreement. Although the majority of the services rendered have been performed over the previous six
(6) months, this Agreement is a memorialization of a binding oral agreement between Client and Consultant.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement on the date first written above.


"Client"	Signature:  _________________________________
		Print with Title:  Geoffrey Levy, President
		Company:  	   Vault Financial Services Inc.


"Consultant"Signature:  _________________________________
		Print with Title:  Richard A. Taulli, COO
		Company:           Excelsior Management, LLC


10(b)		Employment Agreement

This Employment Agreement is effective April 16, 2003, ("Effective Date") between Geoffrey Levy, ("Employee"), an individual, and Vault Financial Services Inc., a Nevada corporation with an office in Las Vegas, Nevada
(VLFS).

Whereas:

A.	VLFS and the Employee wish to ensure that the Company will receive the benefit of the Employee's loyalty and service.
B.	In Order to ensure that the company receives the benefit of Employee's loyalty and service, the parties desire to enter into this formal Employment Agreement to provide Employee with appropriate compensation arrangements and to assure Employee of stable employment.

Now, therefore, in consideration of the premises, promises and mutual covenants herein contained, the parties agree as follows:

1.	Effective the Effective Date of this Agreement, the Company engages the "Employee" and "Employee" agrees to accept engagement as President and Chief Financial Officer of Vault Financial Services Inc. as follows:

(i)	Employee's principal duties shall be those of strategic planning, investor relations, fund raising and corporate development.
(ii)	Employee accepts the responsibilities of President and Chief Financial
Officer of VLFS.   Employee is subject to the superior authority and
supervision of the Board of Directors and shall report to the Board as required by customary corporate practice and as specified from time to time by the Board. Employee shall have such authority and discretion in the conduct of the company's business that customarily falls within the scope of the duties of a President and Chief Financial Officer or as may be specifically delegated by the Board of Directors.

2.	Time and Effort:  As long as VLFS is current in its compensation obligations to Employee and can reasonably be expected to remain so, Employee shall devote the necessary utilization of time, subject to reasonable vacation periods as specified by Section 11 of this Agreement, to the management of VLFS's business affairs, the implementation of its strategic plan as determined by the Board of Directors and the fulfillment of his duties and responsibilities as the Company's President and Chief Financial Officer. Employee reserves the right to accept other consulting, personal business, investment and management duties as Employee may find necessary and appropriate during such times that the Company is in arrears on in default of its obligations for monthly and annual compensation provided, however, that during such times he shall nevertheless manage his time to allow for the performance of his duties as President and Chief Executive Officer with such other activities fully disclosed in writing to VLFS.

3	VLFS's Authority: Employee agrees to comply with VLFS's Policies and Procedures as adopted by the Company's Board of Directors regarding the performance of his duties and to carry out and perform those policies and procedures with respect to his engagement. Employee shall promptly notify VLFS's Board of Directors of any objection he has to the Board's directives and the reasons for such objection.

4.	Non Competition and Confidentiality:  Employee shall not, during his employment and within two years after the termination of this Agreement, without VLFS's express written authorization, divulge to any person or entity, any proprietary information related to the business activity of the Company, including but not limited to the business developments, operational procedures held by VLFS, technical developments, plans, acquisitions or activities. Employee represents and warrants that his performance of service and duties shall not constitute a breach of any obligation that he may have to any third party.

5.	Term of Agreement: This employment agreement shall be effective as of the Effective Date and shall terminate five years from the Effective Date.

6.	Compensation: During the term of this Agreement, VLFS shall pay the following compensation to the Employee (subject to any bonus payments or adjustments based on performance criteria established by the Board of Directors). The Company shall pay Employee a salary of $8,250 a calendar month of service.

7.	Fringe Benefits: Employee shall be entitled to all fringe benefits which VLFS or its subsidiaries may make available from time to time for its executive officers that are employees. VLFS shall provide Employee with medical and dental group insurance coverage or reimbursement for the cost
thereof for Employee and his dependents.   This coverage shall begin on the
Effective Date and shall continue throughout the term of this Agreement.

8.	Office and Staff:  In order to enable Employee to discharge his obligations and duties pursuant to this Agreement, VLFS agrees that it shall provide suitable office space for Employee in the Las Vegas Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies.

9	Reimbursement of Expenses: VLFS will reimburse Employee for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in conjunction with the performance of Employee's duties hereunder, and subject to Section 10 of this agreement with respect to Automobile Expenses. VLFS will provide Employee with an expense advance to cover any travel expenses associated with his duties, with this advance reconciled against duly documented travel expenses or returned to VLFS after completion of the required travel. Employee's reimbursable expenses shall be paid promptly by VLFS on presentation by Employee of an itemized and duly documented report of such expenses. All compensation provided in Sections 6, 7, 9 and 10 (if it is legally defined as compensation and not the direct expense of the duties of the Employee) shall be subject to customary withholding tax and other employment taxes, to the extent required by law.

10.	Automobile:  VLFS shall pay Employee a fixed amount equal to $1200 per month on the last day of each month during the term of this Agreement as reimbursement to the Employee on a non-accountable basis for all expenses incurred by the Employee for the use of his automobile for VLFS business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Employee shall not be entitled to any other reimbursement for the use of his vehicle for business purposes.

11.	Vacation: Employee shall be entitled to four weeks of paid vacation per year or pro rata portion of each year of service by Employee under this Agreement. The Employee shall be entitled to the holidays provided in VLFS's established corporate policy for employees.

12.	Rights In and To Innovations, Inventions and Patents:

	12.1	Description of Parties' Rights: The Employee agrees that, with respect to any innovations, inventions and patents made by him or VLFS during the Term of this Agreement, solely or jointly with others, (i) which are made with VLFS's equipment, supplies, facilities, trade secrets or time, or (ii) which relate to the specific business or VLFS's actual or demonstrably anticipated research or development, or (iii) which result from any work performed by the Employee for VLFS, such innovations, inventions and patents shall belong to VLFS. The Employee also agrees that VLFS shall have the right to keep such innovations, inventions and patents as trade secrets, if VLFS chooses.

	12.2	Disclosure Requirements: For the purpose of this Agreement, an innovation, invention or patent is deemed to have been made during the term of this Agreement if, during such period, the innovation, invention or patent was conceived of and first actually reduced to practice. The Employee agrees that any patent application filed within one year after termination of his employment, if it is directly or exclusively related to the business, shall be presumed to be related to an innovation or invention made during the term of this Agreement unless he can provide evidence to the contrary. In order to permit VLFS to claim rights to which it may be entitled, the Employee agrees to disclose to VLFS, in confidence, all innovations, inventions and patents which the Employee makes during the term of this Agreement and all patent applications filed by the Employee within one year after termination of this Agreement.

13.	Arbitration: Any disputes arising under this Agreement will be resolved in accordance with the rules of the American Arbitration Association as they
apply in the County of Clark, State of Nevada.   The decision of the
Arbitrators shall be binding on all parties to this Agreement.

14.	Termination: This Agreement may be terminated in the following manner and not otherwise:

	14.1	Mutual Agreement: This Agreement may be terminated by the written agreement of VLFS and the Employee.

	14.2	Voluntary Termination:  Employee reserves the right, as his option and in his sole discretion, to terminate this Agreement and all obligations therein, subject to the obligation to provide one hundred twenty days advance notification and cooperation as may be required in training the person or persons selected to carry forth his duties after termination.

	14.3	Termination by Employee for Breach:  Employee may, at his option and in his sole discretion, terminate this Agreement for (i) the material breach of VLFS of the terms of this Agreement, or (ii) any material change by VLFS in the working environment or conditions of the Employee, or any material change in the duties or authority of the Employee under this Agreement.

	14.4	Termination by the Company for Breach:  VLFS may terminate
this Agreement in the event that Employee commits gross negligence in the performance of his duties under this Agreement or breaches his fiduciary duty to VLFS, to the board of Directors or to VLFS's shareholders; provided, however, that in the event the termination is to be by reason of Employee's gross negligence, VLFS shall give Employee written notice of specific instances for the basis of any termination of this Agreement by VLFS pursuant to this section. Employee shall have a period of 30 days after said notice in which to cease and correct the alleged gross negligence before VLFS may terminate this agreement. If Employee ceases to commit and corrects the alleged gross negligence within said 30-day period, VLFS may not terminate this Agreement pursuant to this section. Otherwise, VLFS may terminate this Agreement immediately upon a second notification to Employee.

	14.5	Termination Upon Death: This Agreement shall terminate upon the death of the Employee.

	14.6	Termination Upon the Disability of the Employee: This Agreement
shall terminate upon the disability of the Employee. As used in the previous sentence, the term "disability" shall mean the Employee's inability to effectively discharge Employee's duties and responsibilities for a continuous period of not less than six months during any calendar year. Any physical or mental disability which does not prevent employee from effectively discharging his duties and responsibilities in accordance with usual standards of conduct as determined by VLFS in its reasonable opinion shall not constitute a disability under this Agreement.

	14.7	Termination due to a Change of Control of VLFS:  If this Agreement is terminated due to a change of control of VLFS, VLFS shall immediately pay Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination.
Further, 	Employee's unvested stock options, if any, shall immediately become vested, and Employee shall be entitled to exercise all vested stock options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

15.	Improper Termination:  If this Agreement is terminated by VLFS in any manner except specifically in accordance with Section 14.1, 14.4 or 14.7 of this Agreement, then (i) VLFS shall immediately pay to the Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested stock options shall immediately become vested, and Employee shall be entitled to exercise all vested stock options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

16.	Indemnification of Employee: Pursuant to the provisions and subject to the limitations of the Nevada General Corporate Law, VLFS shall indemnify and hold Employee harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. VLFS shall, upon the request of the Employee, assume the defense and directly bear all of the expense of any action or proceedings, which may arise for which Employee is entitled to indemnification pursuant to this Section.

	16.1	Indemnification of Employee for Actions by Third Parties:
VLFS hereby agrees to indemnify and hold Employee harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made at any time a party to, or being threatened to be made a party to, any proceeding (other than action by or in the right of VLFS, which is addressed in 16.2 of this Agreement), relating to actions Employee takes within the scope of his employment as the President and Chief Financial Officer of VLFS or in his role as a Director of the Company, provided that Employee acted in good faith and in a manner he reasonably believed to be in the best interest of VLFS and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

	16.2	Indemnification of Employee for Actions in the Right of VLFS:
VLFS hereby agrees to indemnify and hold Employee harmless from any liability, claims, damages, losses, expenses, judgments, or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made a party to, or being threatened to be made a party to, any proceeding by or in the right of VLFS to procure a judgment in its favor by reason of any action taken by Employee as an officer, director of agent of VLFS, provided that Employee acted in good faith in a manner he reasonably believed to be in the best interests of VLFS and its shareholders, and provided further, that no indemnification by VLFS shall be required pursuant to this section 16.2
(i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that Employee believed to be contrary to the best interests of VLFS or its shareholders or that involve the absence of good faith on the part of the Employee, (iii) for any transaction from which Employee derived an improper personal benefit,
(iv) for acts or omissions that show a reckless disregard by Employee of his duties to VLFS or its shareholders in circumstances in which Employee was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to VLFS or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Employee's duties to the company or its shareholders, of (vi) for any other act of Employee for which Employee is not permitted to be indemnified under the Nevada General Corporations Law.
 Furthermore, VLFS has no obligation to indemnify Employee pursuant to this
Section 16.2 in any of the following Circumstances:

	A.	In respect to any claim, issue or matter as to which Employee is adjudged to be liable to VLFS in the performance of his duties to VLFS and its shareholders, unless and only to the extent that the court in which such action was brought determines upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for the expenses and then only in the amount that the court shall determine.
	B.	For amounts paid in settling or otherwise disposing of a
threatened or pending action without court approval.
	C.	For expenses incurred in defending a threatened or pending
action, which is settled or otherwise disposed of without court approval.

	16.3	Reimbursement: In the event that it is determined that Employee is not entitled to indemnification by VLFS pursuant to Sections 16.1 or 16.2 of this Agreement, then Employee is obligated to reimburse VLFS for all amounts paid by VLFS on behalf of Employee pursuant to the indemnification provisions of this Agreement. In the event that the Employee is successful on the merits in the defense of any proceeding referred to in Sections 16.1 of 16.2 of this Agreement, or any related claim, issue or matter, then VLFS will indemnify and hold
	Employee harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claim, issue or matter.

17.	Assignability of Benefits: Except to the extent that this provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by VLFS. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against the Employee, nor shall the Employee have any right to transfer, modify, anticipate or encumber any rights or benefits hereunder, provided that any stock issued by VLFS to the Employee pursuant to this Agreement shall not be subject to Section 17 of this Agreement.

18.	Director's and Officer's Liability Insurance: VLFS will utilize its best efforts in good faith to purchase director's and officer's liability insurance for the officers and directors of VLFS, which would include the same coverage for Employee.

19.	Notice: Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing thereof, if mailed by certified mail, return receipt requested, to the following addresses (of to such other address or addresses as shall be specified in any notice given):

In the Case of VLFS:			In the Case of Employee:

Vault Financial Services Inc.	Geoffrey Levy
7251 W. Lake Mead Blvd. #300		145 Crescent Road
Las Vegas, Nevada 89128		San Anselmo, CA 94960
Attn: The Board of Directors

20.	Attorney's Fees: In the event that any of the parties must resort to legal action in order to enforce the provisions of this Agreement or to defend such suit, the prevailing party shall be entitled to receive reimbursement from the non prevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such suit.

21.	Entire Agreement: This Agreement embodies the entire understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth by a writing signed by duly authorized representatives of all of the parties hereto.

22.	No Oral Change Amendment: This agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought. This Agreement may be amended only in writing by the mutual consent of the parties.

23.	Severability: In the event that any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

24.	Applicable Law: This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted in accordance with the laws of the State of Nevada, and venue for any action or proceedings brought with respect to this Agreement shall be the County of Clark, in the State of Nevada.

25.	Successors and Assignees: Each covenant and condition of this Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assignees and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to VLFS whether by merger, reorganization or otherwise.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


COMPANY:	Vault Financial Services Inc.
		A Nevada Corporation

		By:  ______________________________
		     Chairman of the Board of Directors


EMPLOYEE:	Geoffrey Levy

		__________________________
		Employee



10(c)		Employment Agreement

This Employment Agreement is effective April 16, 2003, ("Effective Date") between Paul Gastwirth, ("Employee"), an individual, and Vault Financial Services Inc., a Nevada corporation with an office in Las Vegas, Nevada
(VFS).

Whereas:

a.	VFS and the Employee wish to ensure that the Company will receive the benefit of the Employee's loyalty and service.

b.	In Order to ensure that the company receives the benefit of Employee's loyalty and service, the parties desire to enter into this formal Employment Agreement to provide Employee with appropriate compensation arrangements and to assure Employee of stable employment.


Now, therefore, in consideration of the premises, promises and mutual covenants herein contained, the parties agree as follows:

1.	Effective the Effective Date of this Agreement, the Company engages the
"Employee" and "Employee" agrees to accept engagement as Secretary of Vault Financial Services Inc. as follows:

(iii)	Employee's principal duties shall be those of strategic planning, investor relations, fund raising and corporate development.
(iv)	Employee accepts the responsibilities of Secretary of VFS.   Employee
is subject to the superior authority and supervision of the Board of Directors and shall report to the Board as required by customary corporate practice and as specified from time to time by the Board. Employee shall have such authority and discretion in the conduct of the company's business that customarily falls within the scope of the duties of a Secretary, or as may be specifically delegated by the Board of Directors.

2.	Time and Effort:  As long as VFS is current in its compensation obligations to Employee and can reasonably be expected to remain so, Employee shall devote the necessary utilization of time, subject to reasonable vacation periods as specified by Section 11 of this Agreement, to the management of VFS's business affairs, the implementation of its strategic plan as determined by the Board of Directors and the fulfillment of his duties and responsibilities as the Company's Secretary. Employee reserves the right to accept other consulting, personal business, investment and management duties as Employee may find necessary and appropriate during such times that the Company is in arrears on in default of its obligations for monthly and annual compensation provided, however, that during such times he shall nevertheless manage his time to allow for the performance of his duties as Secretary with such other activities fully disclosed in writing to VFS.

3	VFS's Authority: Employee agrees to comply with VFS's Policies and
Procedures as adopted by the Company's Board of Directors regarding the performance of his duties and to carry out and perform those policies and procedures with respect to his engagement. Employee shall promptly notify VFS's Secretary and Board of Directors of any objection he has to the Board's directives and the reasons for such objection.

4.	Non Competition and Confidentiality:  Employee shall not, during his employment and within two years after the termination of this Agreement, without VFS's express written authorization, divulge to any person or entity, any proprietary information related to the business activity of the Company, including but not limited to the business developments, operational procedures held by VFS, technical developments, plans, acquisitions or
activities.   Employee represents and warrants that his performance
of service and duties shall not constitute a breach of any obligation that he may have to any third party.

5	Term of Agreement: This employment agreement shall be effective as of the Effective Date and shall terminate five years from the Effective
Date.

6.	Compensation: During the term of this Agreement, VFS shall pay the following compensation to the Employee (subject to any bonus payments or adjustments based on performance criteria established by the Board of Directors). The Company shall pay Employee a salary of $8,250 a calendar month of service.

7.	Fringe Benefits: Employee shall be entitled to all fringe benefits which VFS or its subsidiaries may make available from time to time for its executive officers that are employees. VFS shall provide Employee with medical and dental group insurance coverage or reimbursement for the cost
thereof for Employee and his dependents.   This coverage shall begin on
the Effective Date and shall continue throughout the term of this Agreement.

8.	Office and Staff:  In order to enable Employee to discharge his obligations and duties pursuant to this Agreement, VFS agrees that it shall provide suitable office space for Employee in the Las Vegas Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies.

9	Reimbursement of Expenses: VFS will reimburse Employee for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in conjunction with the performance of Employee's duties hereunder, and subject to Section 10 of this agreement with respect to Automobile Expenses. VFS will provide Employee with an expense advance to cover any travel expenses associated with his duties, with this advance reconciled against duly documented travel expenses or returned to VFS after completion of the required travel. Employee's reimbursable expenses shall be paid promptly by VFS on presentation by Employee of an itemized and duly documented report of such expenses.
All compensation provided in Sections 6, 7, 9 and 10 (if it is legally defined as compensation and not the direct expense of the duties of the Employee) shall be subject to customary withholding tax and other employment taxes, to the extent required by law.

10.	Automobile:  VFS shall pay Employee a fixed amount equal to $1,200 per month on the last day of each month during the term of this Agreement as reimbursement to the Employee on a non-accountable basis for all expenses incurred by the Employee for the use of his automobile for VFS business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Employee shall not be entitled to any other reimbursement for the use of his vehicle for business purposes.

11.	Vacation: Employee shall be entitled to four weeks of paid vacation per year or pro rata portion of each year of service by Employee under this Agreement. The Employee shall be entitled to the holidays provided in VFS's established corporate policy for employees.

12.	Rights In and To Innovations, Inventions and Patents:

	12.1	Description of Parties'Rights: The Employee agrees that, with respect to any innovations, inventions and patents made by him or VFS during the Term of this Agreement, solely or jointly with others, (i) which are made with VFS's equipment, supplies, facilities, trade secrets or time, or
(ii) which relate to the specific business or VFS's actual or demonstrably anticipated research or development, or (iii) which result from any work performed by the Employee for VFS, such innovations, inventions and patents shall belong to VFS. The Employee also agrees that VFS shall have the right to keep such innovations, inventions and patents as trade secrets, if VFS chooses.

	12.2	Disclosure Requirements: For the purpose of this Agreement, an innovation, invention or patent is deemed to have been made during the term of this Agreement if, during such period, the innovation, invention or patent was conceived of and first actually reduced to practice. The Employee agrees that any patent application filed within one year after termination of his employment, if it is directly or exclusively related to the business, shall be presumed to be related to an innovation or invention made during the term of this Agreement unless he can provide evidence to the contrary. In order to permit VFS to claim rights to which it may be entitled, the Employee agrees to disclose to VFS, in confidence, all innovations, inventions and patents which the Employee makes during the term of this Agreement and all patent applications filed by the Employee within one year after termination of this Agreement.

13.	Arbitration: Any disputes arising under this Agreement will be resolved in accordance with the rules of the American Arbitration Association as they apply in the County of Clark, State of Nevada. The decision of the Arbitrators shall be binding on all parties to this Agreement.

14.	Termination: This Agreement may be terminated in the following manner and not otherwise:

	14.1	Mutual Agreement: This Agreement may be terminated by the written agreement of VFS and the Employee.

	14.2	Voluntary Termination:  Employee reserves the right, as his option and in his sole discretion, to terminate this Agreement and all obligations therein, subject to the obligation to provide one hundred twenty days advance notification and cooperation as may be required in training the person or persons selected to carry forth his duties after termination.

	14.3	Termination by Employee for Breach:  Employee may, at his option and in his sole discretion, terminate this Agreement for (i) the material breach of VFS of the terms of this Agreement, or (ii) any material change by VFS in the working environment or conditions of the Employee, or any material change in the duties or authority of the Employee under this Agreement.

	14.4	Termination by the Company for Breach:  VFS may terminate this
Agreement in the event that Employee commits gross negligence in the performance of his duties under this Agreement or breaches his fiduciary duty to VFS, to the board of Directors or to VFS's shareholders; provided, however, that in the event the termination is to be by reason of Employee's gross negligence, VFS shall give Employee written notice of specific instances for the basis of any termination of this Agreement by VFS pursuant to this section. Employee shall have a period of 30 days after said notice in which to cease and correct the alleged gross negligence before VFS may
	terminate this agreement. If Employee ceases to commit and corrects the alleged gross negligence within said 30 day period, VFS may not terminate this Agreement pursuant to this section. Otherwise, VFS may terminate this Agreement immediately upon a second notification to Employee.

	14.5	Termination Upon Death: This Agreement shall terminate upon the death of the Employee.

	14.6	Termination Upon the Disability of the Employee: This Agreement
shall terminate upon the disability of the Employee. As used in the previous sentence, the term "disability" shall mean the Employee's inability to effectively discharge Employee's duties and responsibilities for a continuous period of not less than six months during any calendar year. Any physical or mental disability which does not prevent employee from effectively discharging his duties and responsibilities in accordance with usual standards of conduct as determined by VFS in its reasonable opinion shall not constitute a disability under this Agreement.

	14.7	Termination due to a Change of Control of VFS:  If this Agreement is terminated due to a change of control of VFS, VFS shall immediately pay Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested stock options, if any, shall immediately become vested, and Employee shall be entitled to exercise all vested stock options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

15.	Improper Termination:  If this Agreement is terminated by VFS in any manner except specifically in accordance with Section 14.1, 14.4 or 14.7 of this Agreement, then (i) VFS shall immediately pay to the Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested stock options shall immediately become vested, and Employee shall be entitled to exercise all vested stock options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

16.	Indemnification of Employee: Pursuant to the provisions and subject to the limitations of the Nevada General Corporate Law, VFS shall indemnify and hold Employee harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. VFS shall, upon the request of the Employee, assume the defense and directly bear all of the expense of any action or proceedings, which may arise for which Employee is entitled to indemnification pursuant to this Section.

	16.1	Indemnification of Employee for Actions by Third Parties:  VFS
hereby agrees to indemnify and hold Employee harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made at any time a party to, or being threatened to be made a party to, any proceeding (other than action by or in the right of VFS, which is addressed in 16.2 of this Agreement), relating to actions Employee takes within the scope of his employment as the Secretary of VFS or in his role as a director of the Company, provided that Employee acted in good faith and in a manner he reasonably believed to be in the best interest of VFS and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

	16.2	Indemnification of Employee for Actions in the Right of VFS:
VFS hereby agrees to indemnify and hold Employee harmless from any liability, claims, damages, losses, expenses, judgments, or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made a party to, or being threatened to be made a party to, any proceeding by or in the right of VFS to procure a judgment in its favor by reason of any action taken by Employee as an officer, director of agent of VFS, provided that Employee acted in good faith in a manner he reasonably believed to be in the best interests of VFS and its shareholders, and provided further, that no indemnification by VFS shall be required pursuant to this section 16.2 (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that Employee believed to be contrary to the best interests of VFS or its shareholders or that involve the absence of good faith on the part of the Employee, (iii) for any transaction from which Employee derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard by Employee of his duties to VFS or its shareholders in circumstances in which Employee was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to VFS or its shareholders, (v)) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Employee's duties to the company or its shareholders, of (vi) for any other act of Employee for which Employee is not permitted to be indemnified under the Nevada
General Corporations Law. Furthermore, VFS has no obligation to indemnify Employee pursuant to this Section 16.2 in
	any of the following Circumstances:

	A.	In respect to any claim, issue or matter as to which Employee is adjudged to be liable to VFS in the performance of his duties to VFS and its shareholders, unless and only to the extent that the court in which such action was brought determines upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity
for the expenses and 	then only in the amount that the court shall determine.
	B.	For amounts paid in settling or otherwise disposing of a threatened or pending action without court approval.
	C.	For expenses incurred in defending a threatened or pending
action, which is settled or otherwise disposed of without court approval.

	16.3	Reimbursement: In the event that it is determined that Employee is not entitled to indemnification by VFS pursuant to Sections 16.1 or 16.2 of this Agreement, then Employee is obligated to reimburse VFS for all amounts paid by VFS on behalf of Employee pursuant to the indemnification provisions of this Agreement. In the event that the Employee is successful on the merits in the defense of any proceeding referred to in Sections 16.1 of 16.2 of this Agreement, or any related claim, issue or matter, then VFS will indemnify and hold Employee harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claim, issue or matter.

17.	Assignability of Benefits: Except to the extent that this provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by VFS. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against the Employee, nor shall the Employee have any right to transfer, modify, anticipate or encumber any rights or benefits hereunder, provided that any stock issued by VFS to the Employee pursuant to this Agreement shall not be subject to Section 17 of this Agreement.

18.	Director's and Officer's Liability Insurance: VFS will utilize its best efforts in good faith to purchase director's and officer's liability insurance for the officers and directors of VFS, which would include the same coverage for Employee.

19.	Notice: Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing thereof, if mailed by certified mail, return receipt requested, to the following addresses (of to such other address or addresses as shall be specified in any notice given):

In the Case of VFS:			In the Case of Employee:

Vault Financial Services Inc.	Paul Gastwirth
7251 W. Lake Mead Blvd. #300		2251 N. Rampart Blvd. #323
Las Vegas, Nevada 89128		Las Vegas, NV 89128
Attn: The Board of Directors

20.	Attorney's Fees: In the event that any of the parties must resort to legal action in order to enforce the provisions of this Agreement or to defend such suit, the prevailing party shall be entitled to receive reimbursement from the non prevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such suit.

21.	Entire Agreement: This Agreement embodies the entire understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth by a writing signed by duly authorized representatives of all of the parties hereto.

22.	No Oral Change Amendment: This agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought.
This Agreement may be amended only in writing by the mutual consent of the parties.

23.	Severability: In the event that any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

24.	Applicable Law: This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted in accordance with the laws of the State of Nevada, and venue for any action or proceedings brought with respect to this Agreement shall be the County of Clark, in the State of Nevada.

25.	Successors and Assignees: Each covenant and condition of this Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assignees and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to VFS whether by merger, reorganization or otherwise.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


COMPANY:	Vault Financial Services Inc.
		A Nevada Corporation

		By: ___________________________
		    Chairman of the board of Directors


EMPLOYEE:	Paul Gastwirth

		_____________________________
		Employee



10(d)		Employment Agreement

This Employment Agreement is effective April 16, 2003, ("Effective Date") between Joseph Spada, ("Employee"), an individual, and Vault Financial Services Inc., a Nevada corporation with an office in Las Vegas, Nevada ("VFS").

Whereas:

c.	VFS and the Employee wish to ensure that the Company will receive the benefit of the Employee's loyalty and service.

d.	In Order to ensure that the company receives the benefit of Employee's loyalty and service, the parties desire to enter into this formal Employment Agreement to provide Employee with appropriate compensation arrangements and to assure Employee of stable employment.

Now, therefore, in consideration of the premises, promises and mutual covenants herein contained, the parties agree as follows:

1.	Effective the Effective Date of this Agreement, the Company engages the "Employee" and "Employee" agrees to accept engagement as Treasurer and Chief Financial Officer of Vault Financial Services Inc. as follows:

(i)	Employee's principal duties shall be those of strategic planning, investor relations, fund raising and corporate development.

(ii)	Employee accepts the responsibilities of Treasurer and Chief Financial
Officer of VFS.   Employee is subject to the superior authority and
supervision of the CEO and the Board of Directors and shall report to the Board as required by customary corporate practice and as specified from time to time by the Board.

(iii)	Employee shall have such authority and discretion in the
conduct of the company's business that customarily falls within the scope of the duties of a Treasurer and Chief Financial Officer, or as may be specifically delegated by the Board of Directors.

2.	Time and Effort:  As long as VFS is current in its compensation obligations to Employee and can reasonably be expected to remain so, Employee shall devote the necessary utilization of time, subject to reasonable vacation periods as specified by Section 11 of this Agreement, to the management of VFS's business affairs, the implementation of its strategic plan as determined by the Board of Directors and the fulfillment of his duties and responsibilities as the Company's Treasurer and Chief Financial Officer. Employee reserves the right to accept other consulting, personal business, investment and management duties as Employee may find necessary and appropriate during such times that the Company is in arrears on in default of its obligations for monthly and annual compensation provided, however, that during such times he shall nevertheless manage his time to allow for the performance of his duties as Treasurer and Chief Financial Officer with such other activities fully disclosed in writing to VFS.

3	VFS's Authority: Employee agrees to comply with VFS's Policies and
Procedures as adopted by the Company's Board of Directors regarding the performance of his duties and to carry out and perform those policies and procedures with respect to his engagement. Employee shall promptly notify VFS's President and Board of Directors of any objection he has to the Board's directives and the reasons for such objection.

4.	Non Competition and Confidentiality:  Employee shall not, during his employment and within two years after the termination of this Agreement, without VFS's express written authorization, divulge to any person or entity, any proprietary information related to the business activity of the Company, including but not limited to the business developments, operational procedures held by VFS, technical developments, plans, acquisitions or activities. Employee represents and warrants that his performance of service and duties shall not constitute a breach of any obligation that he may have to any third party.

5	Term of Agreement: This employment agreement shall be effective as of the Effective Date and shall terminate five years from the Effective Date.

6.	Compensation: During the term of this Agreement, VFS shall pay the following compensation to the Employee (subject to any bonus payments or adjustments based on performance criteria established by the Board of Directors). The Company shall pay Employee a salary of $6,250 a calendar month of service.

7.	Fringe Benefits: Employee shall be entitled to all fringe benefits which VFS or its subsidiaries may make available from time to time for its executive officers that are employees. VFS shall provide Employee with medical and dental group insurance coverage or reimbursement for the cost
thereof for Employee and his dependents.   This coverage shall begin on the
Effective Date and shall continue throughout the term of this Agreement.

8.	Office and Staff:  In order to enable Employee to discharge his obligations and duties pursuant to this Agreement, VFS agrees that it shall provide suitable office space for Employee in the Las Vegas Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies.

9	Reimbursement of Expenses: VFS will reimburse Employee for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in conjunction with the performance of Employee's duties hereunder, and subject to Section 10 of this agreement with respect to Automobile Expenses. VFS will provide Employee with an expense advance to cover any travel expenses associated with his duties, with this advance reconciled against duly documented travel expenses or returned to VFS after completion of the required travel. Employee's reimbursable expenses shall be paid promptly by VFS on presentation by Employee of an itemized and duly documented report of such expenses. All compensation provided in Sections 6, 7, 9 and 10 (if it is legally defined as compensation and not the direct expense of the duties of the Employee) shall be subject to customary withholding tax and other employment taxes, to the extent required by law.

10.	Automobile:  VFS shall pay Employee a fixed amount equal to $1,200 per month on the last day of each month during the term of this Agreement as reimbursement to the Employee on a non-accountable basis for all expenses incurred by the Employee for the use of his automobile for VFS business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Employee shall not be entitled to any other reimbursement for the use of his vehicle for business purposes.

11.	Vacation: Employee shall be entitled to four weeks of paid vacation per year or pro rata portion of each year of service by Employee under this Agreement. The Employee shall be entitled to the holidays provided in VFS's established corporate policy for employees.

12.	Rights In and To Innovations, Inventions and Patents:

	12.1	Description of Parties'Rights: The Employee agrees that, with respect to any innovations, inventions and patents made by him or VFS during the Term of this Agreement, solely or jointly with others, (i) which are made with VFS's equipment, supplies, facilities, trade secrets or time, or (ii) which relate to the specific business or VFS's actual or demonstrably anticipated research or development, or (iii) which result from any work performed by the Employee for VFS, such innovations, inventions and patents shall belong to VFS. The Employee also agrees that VFS shall have the right to keep such innovations, inventions and patents as trade secrets, if VFS chooses.

	12.2	Disclosure Requirements: For the purpose of this Agreement, an innovation, invention or patent is deemed to have been made during the term
of this Agreement if, during such period, the 	innovation, invention or patent
was conceived of and first actually reduced to practice. The Employee agrees that any patent application filed within one year after termination of his employment, if it is directly or exclusively related to the business, shall be presumed to be related to an innovation or invention made during the term of this Agreement unless he can provide evidence to the contrary. In order to permit VFS to claim rights to which it may be entitled, the Employee agrees to disclose to VFS, in confidence, all innovations, inventions and patents which the Employee makes during the term of this Agreement and all patent applications filed by the Employee within one year after termination of this Agreement.

13.	Arbitration: Any disputes arising under this Agreement will be resolved in accordance with the rules of the American Arbitration Association as they apply in the County of Clark, State of Nevada. The decision of the Arbitrators shall be binding on all parties to this Agreement.

14.	Termination: This Agreement may be terminated in the following manner and not otherwise:

	14.1	Mutual Agreement: This Agreement may be terminated by the written agreement of VFS and the Employee.

	14.2	Voluntary Termination:  Employee reserves the right, as his option and in his sole discretion, to terminate this Agreement and all obligations therein, subject to the obligation to provide one hundred twenty days advance notification and cooperation as may be required in training the person or persons selected to carry forth his duties after termination.

	14.3	Termination by Employee for Breach:  Employee may, at his option and in his sole discretion, terminate this Agreement for (i) the material breach of VFS of the terms of this Agreement, or (ii) any material change by VFS in the working environment or conditions of the Employee, or any material change in the duties or authority of the Employee under this Agreement.

	14.4	Termination by the Company for Breach:  VFS may terminate this
Agreement in the event that Employee commits gross negligence in the performance of his duties under this Agreement or breaches his fiduciary duty to VFS, to the board of Directors or to VFS's shareholders; provided, however, that in the event the
	termination is to be by reason of Employee's gross negligence, VFS shall give Employee written notice of specific instances for the basis of any termination of this Agreement by VFS pursuant to this section. Employee shall have a period of 30 days after said notice in which to cease and correct the alleged gross negligence before VFS may terminate this agreement. If Employee ceases to commit and corrects the alleged gross negligence within said 30 day period, VFS may not terminate this Agreement pursuant to this section. Otherwise, VFS may terminate this Agreement immediately upon a second notification to Employee.

	14.5	Termination Upon Death: This Agreement shall terminate upon
the death of the Employee.

	14.6	Termination Upon the Disability of the Employee: This Agreement
shall terminate upon the disability of the Employee. As used in the previous sentence, the term "disability" shall mean the Employee's inability to effectively discharge Employee's duties and responsibilities for a continuous period of not less than six months during any calendar year. Any physical or mental disability which does not prevent employee from effectively discharging his duties and responsibilities in accordance with usual standards of conduct as determined by VFS in its reasonable opinion shall not constitute a disability under this Agreement.

	14.7	Termination due to a Change of Control of VFS:  If this Agreement is terminated due to a change of control of VFS, VFS shall immediately pay Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested stock options, if any, shall immediately become vested, and Employee shall be entitled to exercise all vested stock options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

15.	Improper Termination:  If this Agreement is terminated by VFS in any manner except specifically in accordance with Section 14.1, 14.4 or 14.7 of this Agreement, then (i) VFS shall immediately pay to the Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested stock options shall immediately become vested, and Employee shall be entitled to exercise all vested stock options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

16.	Indemnification of Employee: Pursuant to the provisions and subject to the limitations of the Nevada General Corporate Law, VFS shall indemnify and hold Employee harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. VFS shall, upon the request of the Employee, assume the defense and directly bear all of the expense of any action or proceedings, which may arise for which Employee is entitled to indemnification pursuant to this Section.

	16.1	Indemnification of Employee for Actions by Third Parties:
VFS hereby agrees to indemnify and hold Employee harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made at any time a party to, or being threatened to be made a party to, any proceeding (other than action by or in the right of VFS, which is addressed in 16.2 of this Agreement), relating to actions Employee takes within the scope of his employment as the Treasurer and Chief Financial Officer of VFS or in his role as a director of the Company, provided that Employee acted in good faith and in a manner he reasonably believed to be in the best interest of VFS and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

	16.2	Indemnification of Employee for Actions in the Right of VFS:
VFS hereby agrees to indemnify and hold Employee harmless from any liability, claims, damages, losses, expenses, judgments, or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made a party to, or being threatened to be made a party to, any proceeding by or in the right of VFS to procure a judgment in its favor by reason of any action taken by Employee as an officer, director of agent of VFS, provided that Employee acted in good faith in a manner he reasonably believed to be in the best interests of VFS and its shareholders, and provided further, that no indemnification by VFS shall be required pursuant to this section 16.2 (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that Employee believed to be contrary to the best interests of VFS or its shareholders or that involve the absence of good faith on the part of the Employee,
(iii) for any transaction from which Employee derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard by Employee of his duties to VFS or its shareholders in circumstances in which Employee was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to VFS or its shareholders, (v)) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Employee's duties to the company or its shareholders, of (vi) for any other act of Employee for which Employee is not permitted to be indemnified under the Nevada General Corporations Law. Furthermore, VFS has no obligation to indemnify Employee pursuant to this Section 16.2 in any of the following Circumstances:

	1.	In respect to any claim, issue or matter as to which Employee is adjudged to be liable to VFS in the performance of his duties to VFS and its shareholders, unless and only to the extent that the court in which such action was brought determines upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for the expenses and then only in the amount that the court shall determine.

	2.	For amounts paid in settling or otherwise disposing of a
threatened or pending action without court approval.


	3.	For expenses incurred in defending a threatened or pending
action, which is settled or otherwise disposed of without court approval.

	16.3	Reimbursement: In the event that it is determined that Employee is not entitled to indemnification by VFS pursuant to Sections 16.1 or 16.2 of this Agreement, then Employee is obligated to reimburse VFS for all amounts paid by VFS on behalf of Employee pursuant to the indemnification provisions of this Agreement. In the event that the Employee is successful on the merits in the defense of any proceeding referred to in Sections 16.1 of 16.2 of this Agreement, or any related claim, issue or matter, then VFS will indemnify and hold Employee harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claim, issue or matter.

17.	Assignability of Benefits: Except to the extent that this provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by VFS. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against the Employee, nor shall the Employee have any right to transfer, modify, anticipate or encumber any rights or benefits hereunder, provided that any stock issued by VFS to the Employee pursuant to this Agreement shall not be subject to Section 17 of this Agreement.

18.	Director's and Officer's Liability Insurance: VFS will utilize its best efforts in good faith to purchase director's and officer's liability insurance for the officers and directors of VFS, which would include the same coverage for Employee.

19.	Notice: Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing thereof, if mailed by certified mail, return receipt requested, to the following addresses (of to such other address or addresses as shall be specified in any notice given):

In the Case of VFS:			In the Case of Employee:

Vault Financial Services Inc.	Joseph Spada
7251 W. Lake Mead Blvd. #300		2251 N. Rampart Blvd. #323
Las Vegas, Nevada 89128		Las Vegas, NV 89128
Attn: The Board of Directors

20.	Attorney's Fees: In the event that any of the parties must resort to legal action in order to enforce the provisions of this Agreement or to defend such suit, the prevailing party shall be entitled to receive reimbursement from the non prevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such suit.

21.	Entire Agreement: This Agreement embodies the entire understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth by a writing signed by duly authorized representatives of all of the parties hereto.

22.	No Oral Change Amendment: This agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought.
This Agreement may be amended only in writing by the mutual consent of the parties.

23.	Severability: In the event that any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

24.	Applicable Law: This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted in accordance with the laws of the State of Nevada, and venue for any action or proceedings brought with respect to this Agreement shall be the County of Clark, in the State of Nevada.

25.	Successors and Assignees: Each covenant and condition of this Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assignees and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to VFS whether by merger, reorganization or otherwise.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

COMPANY:	Vault Financial Services Inc.
		A Nevada Corporation

		By: ___________________________
		    Geoffrey Levy, President


EMPLOYEE:	Joseph Spada

		By: ______________________________
		    Employee



Exhibit 99.1


		CERTIFICATION PURSUANT TO
		  18 U.S.C. SECTION 1350,
		  AS ADOPTED PURSUANT TO
	SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Registration Statement of Vault Financial Services, Inc. (the "Company") on Form 10-SB as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Geoffrey Levy, President/CEO and Treasurer/CFO, of the Company, certify to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 12(b) or
12(g) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By:/s/Geoffrey Levy
Geoffrey Levy
President/CEO

By:/s/Joe Spada
Joe Spada
Treasurer/CFO

March 2, 2004